Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-8 pertaining to the 2005 Long-Term Incentive Plan of Midway Games Inc. and related resale prospectus and to the incorporation by reference therein of our reports dated March 14, 2005, with respect to the consolidated financial statements and schedule of Midway Games Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, Midway Games Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Midway Games Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Chicago, Illinois
June 14, 2005